Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

On May 21, 2015, the Portfolios’ Board of Directors approved a proposal to liquidate and dissolve Class ADV shares of Voya Australia Index Portfolio, Voya Emerging Markets Index Portfolio, and Voya Russell™ Mid Cap Growth Index Portfolio; and Class S2 shares of Voya Emerging Markets Index Portfolio and Voya Small Company Portfolio, effective on or about May 29, 2015. Class ADV shares for Voya Australia Index Portfolio, Voya Emerging Markets Index Portfolio, and Voya Russell™ Mid Cap Growth Index Portfolio; and Class S2 shares for Voya Emerging Markets Index Portfolio and Voya Small Company Portfolio were closed to new investment on or about May 29, 2015.